Mail Stop 3561

June 23, 2009

Via Fax & U.S. Mail

Mr. Robert J. Rueckl
Chief Financial Officer
10801 Nesbitt Avenue South
Bloomington, Minnesota 55437

      Re: **PLATO Learning, Inc.**
             Form 10-K for the year ended October 31, 2008
             Filed January 14, 2009
             File No. 333-72523

Dear Mr. Rueckl:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended October 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

– Non-GAAP Financial Measures, page 20

1. We note that your MD&A discussion includes the disclosure of the non-GAAP financial measure "net loss before impairments, restructuring and other charges and benefits." Please note that Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge or gain is such that it is reasonably likely to recur within two years or there was a similar charge or gain within the prior two years. In light of the fact that it appears you have made similar "restructuring, impairment and other charges" over the last three years, we believe it may not be appropriate to include these amounts in your non-GAAP performance measure. Please revise future filings to exclude these charges in the calculation of the non-GAAP financial measure, or alternatively, advise us why you believe your disclosure is appropriate. See Question 8 to the SEC Staff's *FAQ Regarding the Use of Non-GAAP Financial Measures* issued June 13, 2003.

– Results of Operations, page 22

2. We note your discussion of the results of operations discloses the changes in revenue and gross profit. Please revise future filings to discuss and analyze revenue and cost of revenues (rather than gross profit). Because gross profit is impacted by both revenues and cost of revenues, we believe a separate discussion of cost of revenues results is appropriate.

– Liquidity and Capital Resources, page 28

3. In future filings, please expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Note 1. General

– Change in Classification of Unbilled Amounts Due Under Non-Cancelable Subscription Agreements, page 42

4. We note your disclosure that in previous years, amounts due but not yet invoiced under non-cancellable subscription agreements were reported as unbilled accounts receivable and deferred revenue on the balance sheet and in 2008 these amounts have been excluded from these accounts. Please provide us with the reason for this change in classification and tell us if these amounts are included in the balance sheet in other accounts or if they have been excluded from the balance sheet in their entirety.

Note 2. Summary of Significant Accounting Policies, page 42

- Product Development Costs, page 45

5. We note that your statement of operations includes the line item "product maintenance and development," which includes research and development, routine enhancement and maintenance of existing products. Please revise future filings to disclose the amount of research and development that is recorded as an expense for each year in which a statement of operations is provided. See paragraph 13 of SFAS No. 2.

Note 11. Commitments and Contingent Liabilities, page 55

6. We note your disclosure that you have entered into various third-party product royalty agreements that provide for future minimum royalty payments in 2009 and 2010. Please tell us, and disclose in future filings, how you will account for these royalty expenses.

Note 13. Stock-Based Compensation, page 58

7. We note your disclosure of the assumptions used in the Black-Scholes option pricing model for options granted in 2008. Please revise future filings to disclose the assumptions used to determine the fair value of options granted in each year for which a statement of operations is provided. See paragraph A240(e) of SFAS No. 123(R).

Form 10-Q for the quarters ended April 30, 2009 and January 31, 2009

Note 2. Summary of Significant Accounting Policies

8. We note your disclosure that based on the completion of the transition to a software-as-a-service business model and in accordance with EITF 00-03, you have applied SOP 98-1 effective for the first quarter of fiscal year 2009. Please tell us, and disclose in future filings, the accounting changes that have been made to your cost capitalization and related policies, if any, as a result of your application of SOP 98-1 in fiscal 2009. Also, please tell us why you believe it is appropriate to apply the guidance in EITF 00-03 and SOP 98-1 effective in 2009 rather than in a period prior to the first quarter of fiscal 2009 since it appears that you were providing access to your software to a portion of your customers on a similar basis in the past two fiscal years.

Forms 8-K furnished June 1, 2009, March 3, 2009, December 3, 2008, September 4, 2008, June 3, 2008 and March 4, 2008

9. We note that certain of your press releases filed on Form 8-K include disclosure of several non-GAAP financial measures such as EBITDA, Adjusted EBITDA, net loss before restructuring charges and net loss per share before restructuring charges. Please revise future filings to include the reason that management believes the presentation of the non-GAAP information is useful for an investor's understanding of your financial condition and results of operations. See instruction 2 to Item 2.02 of Form 8-K and Item 10(c) of Regulation S-K.

****

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

VIA FACSIMILE
(952) 832-1210